UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 7, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated October 7, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

PRESS RELEASE

TEEKAY INCREASES DIVIDEND DUE TO CONTINUED
GROWTH IN LONG-TERM CONTRACT BUSINESS

Nassau, The Bahamas, October 7, 2003 — Teekay Shipping Corporation announced today that its Board of Directors has voted to increase Teekay’s quarterly dividend by 16 percent to $0.25 per share, payable on October 31, 2003 to all shareholders of record as at October 17, 2003.

In recent years, Teekay has substantially grown its long-term fixed-rate contract business to complement its conventional spot tanker business. With the acquisition of Navion AS in April 2003, Teekay’s annualized operating cash flow from its fixed-rate segment has increased to approximately $225 million and is expected to rise further to approximately $280 million by the fourth quarter of 2004 upon the commencement of new projects already announced. This is in addition to the significant operating cash flow generated by the Company’s leading spot tanker business.

Teekay’s President and Chief Executive Officer Bjorn Moller said, “Over the past few years, we have focused on transforming the Company from a regional operator of mid-size tankers to a world leader in marine oil transportation. A key component has been the growth of our long-term fixed-rate business, which now provides both a large stable base of cash flow and an increase in our earnings power throughout the shipping cycle. As a result, we are pleased to be able to increase the dividends to our shareholders.”

Since Teekay’s initial public offering in 1995, the Company has paid a consistent quarterly dividend of $0.215 per share.

“In declaring the dividend increase, Teekay’s Board of Directors has determined that the Company can return more of its cash to shareholders without negatively impacting future revenue and earnings growth or restricting strategic opportunities,” added Moller. “We are confident that we will be able to continue to successfully execute on our growth strategy. Looking forward, we plan to evaluate possible future dividend increases based on our cash generation, earnings growth and other factors.”

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

Use of Non-GAAP Financial Information

This release contains a measure of operating cash flow that differs from operating cash flow measures prepared under generally accepted accounting principles in the United States (“GAAP”). In this release, the Company has defined operating cash flow to be income before net interest, taxes, depreciation and amortization, and other items as defined in the Company’s financial statements. In each case, the amounts included in the calculation of these measures are computed in accordance with GAAP. Teekay believes that continuing to provide this information in this format results in consistency in the Company’s financial reporting. In addition, the Company believes that this measure is useful to investors because it provides investors with a simple and reasonable estimate of Teekay’s operating cash flow available for acquisitions, growth opportunities, debt repayment, dividends and share repurchases.

The Company believes the most directly comparable operating cash flow measure computed under GAAP is “income from vessel operations”. This GAAP measure differs from the operating cash flow measure used in this release in that depreciation and amortization expense is deducted to arrive at income from vessel operations.

Reconciliation of Operating Cash Flow to Income From Vessel Operations for the Fixed-Rate Segment:

	2nd Quarter 2003 Annualized	Year Ended December 31, 2004
(in thousands of dollars)
Income from vessel operations	137,000	185,000
Add: Depreciation and amortization	87,900	95,000

Operating Cash flow	224,900	280,000

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and financial performance, including statements regarding: expected operating cash flows from the Company’s fixed-rate segment; future profitability; the ability to execute the Company’s growth strategy; and any future increases in the amount of the Company’s quarterly dividends. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the rate of growth of the long-term fixed-rate contract segment of our business; the potential for early termination of long-term contracts; the Company’s inability to renew or replace long-term contracts; the Company’s future capital expenditure requirements; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.